CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

William Blair & Company, L.L.C.
As of December 31, 2020

With Report of Independent Registered Public Accounting Firm

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **William Blair & Company, LLC (consolidated)**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

150 N. Riverside Plaza

(No. and Street)

60606

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Zindel 312-364-9889

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Jon Zindel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __William Blair & Company, LLC (consolidated)__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, William Blair & Company is making this filing without a notarization.

Jon W. Zindel
Signature

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

William Blair & Company, L.L.C.

Contents

Report of Independent Registered Public Accounting Firm 1
Consolidated Statement of Financial Condition 2
Notes to the Consolidated Statement of Financial Condition 3



Report of Independent Registered Public Accounting Firm

To the Executive Committee and the Member of William Blair & Company, L.L.C.

Opinion on the Financial Statement – Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. and its subsidiaries (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2017.

William Blair & Company, L.L.C.
Consolidated Statement of Financial Condition
As of December 31, 2020
(in thousands)

Assets

Cash		$ 442,024
Cash segregated under federal regulations and restricted cash		2,571
Collateralized agreements:		
Securities borrowed	1,235	
Securities purchased under agreements to resell	1,565	
		2,800
Receivables:		
Customers	6,566	
Brokers, dealers, and clearing organizations	47,522	
Affiliates	10,394	
Other receivables, net	16,720	
		81,202
Deposits with clearing organizations		21,817
Trading securities owned, at fair value		8,849
Investments		2,432
Fixed assets, at cost (net of accumulated depreciation and amortization of $52,124)		16,214
Operating lease right-of-use assets		18,851
Other assets		15,059
Total assets		**$ 611,819**

Liabilities and Member's capital

Payable to Member		7,811
Payables:		
Brokers, dealers, and clearing organizations	6,324	
Other payables	21,980	
		28,304
Trading securities sold, not yet purchased at fair value		1,625
Accrued compensation		149,277
Accrued expenses		21,886
		208,903
Operating lease liabilities		21,960
Total liabilities		**$ 230,863**
Accumulated other comprehensive income (loss)		(3,201)
Member's capital		384,157
		380,956
Total liabilities and Member's capital		**$ 611,819**

See accompanying notes.

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C. (WBC), a Delaware Limited Liability Company and its wholly owned subsidiary, William Blair International, Limited (WBIL) (collectively, the Company). WBC is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 15 cities. All intercompany balances and transactions between WBC and WBIL have been eliminated in consolidation of the consolidated statement of financial condition.

WBC is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Investment Advisers Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). WBC is a global boutique financial services firm with expertise in investment banking and private wealth management (PWM). In addition, WBC provides execution and clearance services as well as equity research and related services to financial institutions, corporations, institutional investors, and securities dealers. WBC clears its retail brokerage business on a fully disclosed basis through National Financial Services (NFS). WBC is a market maker in listed securities.

WBIL is regulated by the UK Financial Conduct Authority (FCA) and is a United Kingdom limited company with branches in the Netherlands, Sweden, and Germany. It also has three subsidiaries, William Blair Investment Services (Zurich) GmbH, in Switzerland, which provides investment distribution, Wo Bai Business Consulting (Shanghai) Co. Ltd (Wo Bai), in China, which supports investment research activities, and William Blair International (Singapore) Pte. Ltd., in Singapore, which provides fund management services.

The principal activities of WBIL are comprised of institutional sales and trading, investment banking and investment management throughout the United Kingdom and countries that make up the European Economic Area. The institutional sales activity is focused on selling proprietary research generated by WBC. The investment banking activity is focused on mergers and acquisitions advisory services, and the investment management activity is focused on the management of investment portfolios for institutional clients.

2. Significant Accounting Policies

2.1 Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

2.2 Securities Transactions

Proprietary securities transactions, included in trading securities owned on the consolidated statement of financial condition, are recorded on trade date.

Security transactions related to firm owned investments included within investments on the consolidated statement of financial condition, consist primarily of holdings in William Blair SICAV products and are held strategically to support and seed the firm's businesses and investment strategies.

Customers' securities transactions are recorded on a settlement date basis.

Receivables from brokers, dealers, and clearing organizations include receivables arising from unsettled securities transactions, receivables from clearing organizations, and amounts receivable for securities not delivered to the purchaser by the settlement date ("securities failed to deliver"). Payables to brokers, dealers, and clearing organizations include payables arising from unsettled securities transactions, payables to clearing organizations and amounts payable for securities not received from a seller by the settlement date ("securities failed to receive"). Unsettled securities transactions related to the Company's broker dealer operations are recorded at contract value on a net basis.

Because of daily settlement with the Company's counterparties, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not historically incurred credit losses related to its receivables from brokers, dealers, and clearing organizations. As such, the Company determined that there was no allowance for credit losses to record as of December 31, 2020.

2.3 Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties. In connection with this agreement, the Member made an initial investment in BDA of $3.0 million.

2.4 Cash and Cash Equivalents, and Restricted Cash and Cash Segregated Under Federal Regulations

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. In the normal course of business, the Company maintains balances in excess of Federal Deposit Insurance Corporation (FDIC) limits.

At December 31, 2020, cash of $0.5 million is segregated under federal regulations for the benefit of customers in accordance with SEC Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. Significant Accounting Policies (continued)

2.4 Cash and Cash Equivalents, and Restricted Cash and Cash Segregated Under Federal Regulations (continued)

As part of the Company's lease arrangement for its European offices, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2020, the balance in the restricted cash account is $2.6 million.

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated statement of financial condition (in thousands):

Cash and cash equivalents	$442,024
Restricted cash and cash segregated under federal regulation	2,571
Total cash, cash equivalents and restricted cash	**$ 444,595**

2.5 Receivables

Included in receivables from brokers, dealers, and clearing organizations is $3.8 million of receivables related to securities failed to deliver, $33.4 million of underwriting receivables, and $9.4 million of receivables from NFS.

Included in receivables from customers is $3.6 million of receivables for investment banking, asset management, and research fees. Also included is $2.9 million of receivables for institutional trades sold but not settled and related commissions, and customer securities failed to deliver.

At December 31, 2019, the Company had $7.3 million of receivables for investment banking, asset management, and research fees.

2.6 Other Assets

Other assets include prepaid expenses which includes market data.

2.7 Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities is the market price obtained from a national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price for securities owned and the latest ask price for securities sold not yet purchased.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

2. Significant Accounting Policies (continued)

2.7 Fair Value Measurements (continued)

Investments primarily include equities that use valuation methods described above and other funds that are valued at the underlying funds' reported net asset value on the date of valuation. Investments may also include securities for which a market price is not available, or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

ASC Topic 820-10, Fair Value Measurement, establishes a fair value hierarchy that prioritizes observable inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, most corporate obligations, securities borrowed, and securities purchased under agreement to resell.

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities, securities with inactive markets, and forgivable loans.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

2. Significant Accounting Policies (continued)

2.8 Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2020, the Company had $1.6 million in reverse repurchase agreements collateralized by $1.6 million of U.S. Treasury Securities at fair value, respectively, which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations timely. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The Company has established policies and procedures for mitigating credit risk on reverse repurchase agreement transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's reverse repurchase agreements are open ended. These securities primarily cover short sales of U.S. Treasury Securities in proprietary trading accounts.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions, and are recorded at the amount of cash collateral advanced. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company monitors the market value of securities borrowed daily, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2020, the Company has received securities with a market value of $1.2 million related to the $1.2 million of securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary sales. The Company has the right to sell or re-pledge securities it receives under its securities borrowed transactions.

2.9 Fixed Assets

Fixed assets consist of furniture and fixtures, equipment and network, software, and leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the useful life. Software purchased, office furnishings and equipment are amortized on a straight-line basis.

- Leasehold improvements – shorter of lease term or useful life
- Furniture and fixtures – 7 years
- Equipment and network – 5 years
- Software – 3 years

2. Significant Accounting Policies (continued)

2.10 Foreign Currency

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars at the end of each month using applicable exchange rates. Transactions in individual foreign operations, denominated in currencies other than their respective functional currencies, are translated into their functional currencies at the rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are subsequently translated into their respective functional currencies at the exchange rates prevailing at the balance sheet date.

Assets and liabilities are translated at the exchange rate at the consolidated statement of financial condition date.

Exchange differences arising on retranslation of assets and liabilities are recognized on a cumulative basis directly in a separate component of equity classified as cumulative translation adjustment which is a component of accumulated other comprehensive income/(loss).

2.11 Credit Risk, Market Risk, Financing Risk, and Foreign Currency Risk

Credit risk represents the potential financial loss that the Company would incur if a counterparty fails to meet its contractual obligation. The Company is engaged in various trading and brokerage activities with broker-dealers, banks, and other financial institutions. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

Market risk is the risk that changes in the value and level of volatility of market prices, which include but are not limited to, interest rates, exchange rates and equity prices, will have an adverse effect on the capital resources of the Company. The Company's trading, investment, and financing activities are subject to market risk.

The current coronavirus (COVID-19) pandemic and the ongoing response of the U.S. government and various state, local and foreign governments have impacted global business activities and have resulted in significant uncertainty in the global economy and volatility in financial markets. Given the significant global health, market, employment and economic impacts of COVID-19 and the uncertainty of its duration, the Company cannot reliably predict the ultimate impact of COVID-19 on financial markets or its financial results.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

2. Significant Accounting Policies (continued)

2.11 Credit Risk, Market Risk, Financing Risk, and Foreign Currency Risk (continued)

Foreign currency risk is the risk arising from the exposure to changes in foreign exchange rates. The Company is exposed to the risk that currency movements can affect the value of the assets or liabilities.

2.12 Accrued Compensation

Included in accrued compensation on the consolidated statement of financial condition are amounts related to discretionary and non-discretionary liabilities as estimated by the Company. The discretionary portion forms much of the balance and are paid before the date on which the consolidated statement of financial condition was available to be issued.

2.13 Recently Issued and Adopted Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This new guidance relates to the accounting for credit losses on financial instruments and introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. This approach considers historical credit loss experience, adjusted for forward-looking factors specific to the individual business lines and the economic environment. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible.

The Company adopted this standard on January 1, 2020. The adoption of this standard did not have a material impact on the Company's consolidated statement of financial condition.

3. Income Taxes

The Company and the Member are pass-through entities for U.S. federal and state income tax purposes.

The Company is subject to taxes in various jurisdictions; however, these taxes are on the entity and are not otherwise creditable at the partner level.

WBIL is subject to UK, German, Chinese, Dutch, Singapore, Swedish and Swiss income taxes. Foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is subject to U.S. federal and state income tax examination for the years 2017 through 2020 and any UK, German, Chinese, and Swiss tax examinations for the years 2015 through 2020.

4. Deposits with Clearing Organizations

At December 31, 2020, cash of $21.8 million was deposited as collateral to secure deposit requirements at various clearing corporations.

5. Fair Value of Financial Instruments

The Company uses the fair value hierarchy for determining and disclosing the fair value of financial instruments by valuation technique (as described in Note 2.7). The hierarchy distinguishes the significance of the inputs used in determining the fair value measurements of the various instruments.

The following table represents the fair value of financial instruments shown by level as of December 31, 2020 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Trading securities:				
Corporate debt		$ 96		$96
Equity securities	$8,753			8,753
William Blair SICAV products	371			371
Other equity securities			$2,061	2,061
Total assets	**$9,124**	**$96**	**$2,061**	**$11,281**
Liabilities				
Trading securities sold, not yet purchased:				
Equity securities	$51			$51
U.S. government		$1,574		1,574
Total liabilities	**$51**	**$1,574**		**$1,625**

5. Fair Value of Financial Instruments (continued)

Certain financial instruments are not carried at fair value, but their fair value is required to be disclosed. The following is a summary of the carrying amounts and estimated fair values of these financial instruments at December 31, 2020 (in thousands):

Financial Instrument	Carrying Value	Fair Value
Securities Borrowed	$1,235	$1,235
Reverse Repurchase Agreements	1,565	1,565
Forgivable Loans	2,526	2,341
	$5,326	**$5,141**

Financial instruments, such as securities purchased under agreements to resell and securities borrowed, are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

The fair value of the forgivable loans is determined using a cash flow model that projects future cash flows based upon contractual obligations, to which the Company then applies a market discount rate. The discount rate approximates the current market interest rate and expected return a market participant would expect of the forgivable loans, which is an unobservable input.

6. Other Receivables, Net

Other receivables, net include mutual fund 12b-1 and sub-transfer agent fees, reimbursable expenses, net of the allowance for doubtful accounts, and loans made to employees.

Employee loans are forgiven based on continued employment. These loans are generally between 3 and 8 years. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company monitors credit quality indicators and the recoverability of an outstanding loan balance from employees and would accrue an allowance if the risk of default presents itself.

Other receivables, net include the following (in thousands):

Forgivable loans	$2,526
Reimbursable expenses, net	6,577
Fees receivable	1,845
Other	5,772
Total	**$ 16,720**

7. Fixed Assets

The following is a summary of fixed assets as of December 31, 2020 (in thousands):

Furniture and equipment	$14,695
Leasehold improvements	21,098
Software	32,545
	68,338
Less accumulated depreciation and amortization	(52,124)
	$16,214

8. Secured Financing Agreements

Substantially all of the Company's reverse repurchase agreements and securities borrowing activity are transacted under master agreements that may allow for offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and therefore has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2020 (in thousands).

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
Description	Gross amounts of recognized assets	Gross assets offset in the Consolidated Statement of Financial Condition	Net Amounts of assets presented in the Consolidated Statement of Financial Condition	Securities Collateral	Cash Collateral Received /(Sent)	Net Amount
Securities borrowed	$1,235	$ -	$1,235	$ (1,184)	$ -	$51
Securities purchased under agreements to resell	1,565	-	1,565	(1,565)	-	-
Total	$2,800	$ -	$ 2,800	$(2,749)	$-	$51

The securities collateral offset in the table above is limited to the contract value of the secured financing agreements

9. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote

In the normal course of business, the Company enters underwriting commitments. However, there were no transactions relating to such underwriting commitments that were open at December 31, 2020.

9. Commitments and Contingent Liabilities (continued)

The Company is a party to lawsuits, regulatory inquires and proceedings incidental to its securities, investment, and underwriting businesses. In the opinion of management, after consultation with outside legal counsel, there is a remote chance that the ultimate resolution of such litigation will have a material adverse effect on the Company's consolidated financial position. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimable.

9.1 Leases

The Company's non-cancellable lease agreements covering office space and certain office equipment require annual lease payments through the year 2030.

Aggregate minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) as of December 31, 2020 are as follows (in thousands):

Year	Lease Payments
2021	$4,386
2022	5,152
2023	3,787
2024	2,713
2025	2,779
Thereafter	5,180
Total minimum lease payments	**$23,997**
Less: interest	(2,037)
Present value of lease liabilities	**$21,960**

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the consolidated statement of financial condition. All other operating leases are recorded on the consolidated statement of financial condition with operating lease right-of-use (ROU) assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The operating lease ROU assets represent the operating lease liability, plus any lease payments made at or before the commencement date, less any lease incentives received.

The weighted average remaining lease term was 6.60 years at December 31, 2020.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. The Company applied the portfolio approach in determining the discount rates for its leases. The weighted-average discount rate was 5.0 percent at December 31, 2020.

9. Commitments and Contingent Liabilities (continued)

9.2 Guarantees

Pursuant to the Company's clearing agreement with NFS, the Company indemnifies NFS against certain claims, damages, losses, judgments, costs, and expenses. The Company does not expect losses under this indemnification to be material to the Company's financial condition.

The Company applies the provisions of the FASB ASC Topic 460, Guarantees, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearing houses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4).

The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

10. Short-Term Borrowings

The Company can utilize intra-day or overnight collateralized financing available from Bank of New York to facilitate certain underwriting and advisory transactions. As of December 31, 2020, there were no short-term borrowings outstanding.

11. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Contractual commitments provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value. Trading securities sold, not yet purchased consist primarily of equity and U.S. government securities and are valued at fair value. Trading securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

12. Variable Interest Entities

The Company is required to consolidate all Variable Interest Entities (VIE) for which it is considered the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company has not consolidated any VIEs and substantially all assets related to such entities are included in firm owned investments on the Consolidated Statement of Financial Condition. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2020.

Firm owned investments consist primarily of holdings in William Blair SICAV products, held by WBIL. This is valued at the underlying fund's reported net asset value (NAV) on the date of valuation. At the balance sheet date, the NAV was $0.4 million. The William Blair SICAV is subject to equity price risk. The assets in the SICAV are marketable equity positions and these are monitored by Company personnel.

13. Related Party Transactions

Included in investments is $0.4 million of investments in the William Blair SICAV products with an unrealized gain of $0.1 million. The affiliated funds are also an investment option available in the 401(K) plans offered to employees.

As of December 31, 2020, the Company recorded a payable to BDA of $6.5 million, which is included in accrued expenses in the consolidated statement of financial condition.

In connection with the Shared Services Agreement, effective July 1, 2015, and amended as January 1, 2017 (effective January 1, 2017), the Company allocates certain costs and charges advisor solutions distribution activities to William Blair Investment Management, LLC (WBIM). WBIM, a wholly owned subsidiary of the Member, is a registered investment advisor under the Investment Advisers Act of 1940 and provides investment advisory and related services to financial institutions

Furthermore, in exchange for broker dealer services rendered in connection with the distribution of the William Blair SICAV products, WBIM compensates the Company for an amount equal to amounts incurred by the Company in connection with retrocession or rebate payments to outside distributors of the William Blair SICAV products. Included in other receivables, net is $0.7 million related to the retrocession reimbursement.

The Company has agreed to facilitate payments for direct expenses incurred by WBIM in connection with its investment management business. These direct costs are paid by the Company on behalf of WBIM and are settled against intercompany balances between the Company and WBIM.

In connection with the Shared Services Agreement, effective May 2018, WBIM provides Wo Bai with personnel. Personnel reside in Shanghai and, among other things, conduct research on companies located in Asia-Pacific region for the sole and exclusive use of WBIM and its affiliates.

13. Related Party Transactions (continued)

Transactions between the Company and WBIL are eliminated on consolidation.

The balance between the Company and WBIM is a receivable of $10.2 million and the intra-group balance between the Company and the Member is a payable of $7.8 million.

Periodically during the year, the Company makes distributions of net income to the Member.

All intercompany balances are settled at least twice a year or as otherwise agreed by the parties and are not interest-bearing, apart from the below.

An agreement is in place between the Company and the Member whereby the Member may lend cash to the Company for use in day-to-day operations. This loan agreement has on demand features and incurs interest based on 30-day LIBOR. There are no amounts outstanding as of December 31, 2020.

The Company has established the Merchant Banking Program (the "Program") in order to provide a select group of PWM clients (the "Participants") with access to certain investment opportunities generated through the Company's proprietary, global relationship network. The Company may assist with management and administrative services of the Program. To the extent expenses are paid on behalf of William Blair MB Investments GP, L.L.C. (the "General Partner"), a Delaware limited liability company and subsidiary of the Member, the Company will seek reimbursement. Additionally, the General Partner may assign to the Company the right to receive fees payable to the General Partner by the Participants. At December 31, 2020, the General Partner owed the Company $0.3 million.

14. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2020, the Company had net capital of $380.5 million and required net capital of $1.0 million. The Company's ratio of net capital to aggregate debit items was 14,083%.

The assets of $70.3 million and the capital of $31.1 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of WBIL are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital of $4.5 million.

15. Subsequent Events

The Company evaluated subsequent events through the date on which the consolidated statement of financial condition was available to be issued.

As of February 26, 2021, the date in which subsequent events were evaluated through, one capital withdrawal totaling $190 million, relating to 2020 business operations and results, was made by the Company to the Member.